UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.)*

Coller Secondaries Private Equity Opportunities Fund
(Name of Issuer)

Class I Shares
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

April 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
Prudential Merged Retirement Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
30,696,154

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
30,696,154

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,696,154

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
47.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
EP

Page 3 of 5 Pages
Item 1(a).	Name of Issuer:

Coller Secondaries Private Equity Opportunities Fund (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

950 Third Avenue, New York, NY 10022

Item 2(a).	Name of Person Filing:

Prudential Merged Retirement Plan (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

751 Broad Street, Newark, NJ 07102

Item 2(c).	Citizenship:

The Reporting Person is a tax-qualified, non-contributory employee pension plan established under the laws of the United States of America.

Item 2(d).	Titles of Classes of Securities:

Class I shares (the “Class I Shares”)

Item 2(e).	CUSIP Number:

This Item 2(e) is not applicable.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	☒	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Page 4 of 5 Pages
Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of April 30, 2024, the Reporting Person may be deemed the beneficial owner of 30,696,154 Class I Shares.

Item 4(b).	Percent of Class:

As of April 30, 2024, the Reporting Person may be deemed the beneficial owner of approximately 47.4% of the Class I Shares outstanding.

The percentage set forth herein is calculated based on 64,778,570.40 Class I Shares outstanding as of April 24, 2024, based on information received from the Issuer.

Item 4(c).	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	30,696,154
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	30,696,154
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: May 10, 2024

Prudential Merged Retirement Plan

	By:	/s/ Gail Maytin
	Name:	Gail Maytin
	Title:	Chief Investment Officer